January 10, 2023

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

 Re: Gratus Capital Properties Fund III LLC
 Amendment Withdrawal (1-A-W)
 Request for Withdrawal of Offering Statement on Form 1-A/A
 Filed December 12, 2022
 File No. 024-11552

To Whom It May Concern,

 On behalf of Gratus Capital Properties Fund III LLC (the Company), we hereby submit this letter to notify the Securities and Exchange Commission (the SEC) of an inadvertent EDGAR filing submission error. On December 12, 2022, the Company filed with the SEC (via EDGAR) Amendment to Offering Statement on Form 1-A (File No. 024-11552) under form type 1-A/A (accession no. 0001477932-22-009208) instead of 1-A POS. The Company hereby withdraws Amendment to Offering Statement on Form 1-A under form type 1-A/A filed on December 12, 2022. The Company has refiled the Amendment to Offering Statement on Form 1-A under form type 1-A POS on December 14, 2022 to correct this error.

 Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call me at (940) 205-5167 or email me at Jonathan@crowdfundinglawyers.net.

Sincerely,

         Sincerely,

         /s/ Dodson Robinette PLLC